As filed with the Securities and Exchange Commission on July 5, 2011.

Registration No. 333-83560
_____________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts of

TORM A/S
(Exact name of issuer of deposited securities as specified in its charter)

TORM A/S
(Translation of issuer's name into English)

Kingdom of Denmark
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
formerly Bankers Trust Company
(Exact name of depositary as specified in its charter)

60 Wall Street, New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
_______________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
212-894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

White & Case LLP Attention: Francis Fitzherbert-Brockholes 5 Old Broad Street London EC2N 1DW, England 44 20 7532 1000	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200
It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.[  ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-83560) is being filed by TORM A/S (the "Company") for the sole purpose of changing the Company's Authorized Representative in the United States to TORM USA LLC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely and on behalf of the legal entity created by the agreement, dated as of February 27, 2002, as amended, by and among the Company, Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary, and all Owners and Holders from time to time of the American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on July 5, 2011.

Legal entity created by the agreement for the issuance of American Depositary Receipts for registered shares, par value Dkk 10 each, of TORM A/S

By:	Deutsche Bank Trust Company Americas,
As Depositary

	By:	/s/ Christopher Konopelko
	Name:	Christopher Konopelko
	Title:	Vice President

	By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Copenhagen, Denmark on July 5, 2011.

TORM A/S

By:	/s/ Jacob Meldgaard
Name:	Jacob Meldgaard
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton, and each of them severally, his/her true and lawful attorneys-in-fact, with power of substitution and resubstitution to sign in his/her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his/her name and on his/her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 was signed by the following persons in the capacities indicated on July 5, 2011.

By:	/s/ Jacob Meldgaard
Name:	Jacob Meldgaard
Title:	Chief Executive Officer

By:	/s/ Roland M. Andersen
Name:	Roland M. Andersen
Title:	Chief Financial Officer

By:	/s/ Niels Erik Nielsen
Name:	Niels Erik Nielsen
Title:	Chairman of the Board

By:	/s/ Christian Frigast
Name:	Christian Frigast
Title:	Deputy Chairman of the Board

By:	/s/ Lennart Arnold Johan Arrias
Name:	Lennart Arnold Johan Arrias
Title:	Director

By:	/s/ Margrethe Bligaard Thomasen
Name:	Margrethe Bligaard Thomasen
Title:	Director

By:	/s/ Bo Jagd
Name:	Bo Jagd
Title:	Director

By:	/s/ Jesper Jarlbæk
Name:	Jesper Jarlbæk
Title:	Director

By:	/s/ Niels Peter Abildgaard Nielsen
Name:	Niels Peter Abildgaard Nielsen
Title:	Director

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	Director

By:	/s/ Angelos Papoulias
Name:	Angelos Papoulias
Title:	Director

By:	/s/ Stefanos-Niko Zouvelos
Name:	Stefanos-Niko Zouvelos
Title:	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of TORM A/S in the United States has signed this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 in the City of Stamford, State of Connecticut, on July 5, 2011.

TORM USA LLC

By:	Jesper Bo Hansen
Name:	Jesper Bo Hansen
Title:	President